FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and address of Reporting Person* Baran, Paul	2. Issuer Name and ticker or Trading Symbol Com21, Inc. (CMTO)		6. Relationship of Reporting Person to Issuer (Check all applicable)
(Last) (First) (Middle) c/o: Com21, Inc. 750 Tasman Drive (Street) Milpitas, California 95035 (City) (State) (Zip)	3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)	4. Statement for Month/Day/Year November 5, 2002 5. If Amendment, Date of Original (Month/Day/Year)

X     Director            10% Owner
      Officer (give title below)           Other (specify below)

7.    Individual or Joint/Group Filing (Check applicable line)
X     Form filed by One Reporting Person
      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date	2A. Deemed Transaction Date, if any	3. Transac- tion Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr.3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported	6. Owner- ship Form: Direct	7. Nature of Indirect Beneficial
	(Month/Day/Year)	(Month/Day/Year)	Code	V	Amount	(A) or (D)	Price	Transnaction(s) (Instr. 3 and 4)	(D) or In- direct (I) (Instr. 4)	Ownership (Instr. 4)
Common stock	11/05/02		P		10,000	A	$0.31		I	the Trust (1)
Common stock	11/05/02		P		10,000	A	$0.28	1,173,945	I	the Trust (1)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly
*    If the form is filed by more than one reprting person, see Instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End 0f Month (Instr. 4)	10. Ownership Form of Derivative Security. Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:
(1) Shares held in trust by Paul Barand and Evelyn Baran, trustees to the Paul or Evelyn Baran Trust Agreement dated May 23, 1984 (the "Trust"). The Reporting Person disclaims beneficial ownership of shares held by the Trust, except to the extent of his pecuniary interest therein.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff.(a)	/s/ Judith Lee Yoakum, Attorney-In-Fact Judith Lee Yoakum, Attorney-In-Fact **Signature of Reporting Person	November 5, 2002 Date

©    H.J. Meyer Consulting September 1, 2002